June 23, 2022

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Re:	Request for Acceleration of Effectiveness
Franklin Templeton Holdings Trust (the “Registrant”)
Registration Statement on Form S-1
File No. 333-264468

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests that the effective date of the Registrant’s Registration Statement on Form S-1 as amended be accelerated so that it will become effective at 9:00 a.m., Eastern time on  June 27, 2022, or as soon as practicable thereafter. The Registrant hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Please direct any questions to Miranda Sturgis, Esq. at (215) 564-8131.

Sincerely,

FRANKLIN TEMPLETON HOLDINGS TRUST

By:	Franklin Holdings, LLC, as its Sponsor

By:	/s/ Navid J. Tofigh
Name:	Navid J. Tofigh
Title:	Vice President and Secretary

CC:	Miranda Sturgis
Julie Sterner Patel
Amy C. Fitzsimmons
J. Stephen Feinour, Jr.